UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 8, 2007

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 18

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “New Products Drive Market Outperformance at Smith & Nephew”, dated February 8, 2007.

Item 1

Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 960 2350 www.smith-nephew.com

New Products Drive Market Outperformance at Smith & Nephew

8 February 2007

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the fourth quarter and full year ended 31 December 2006.

Q4 Highlights and Share Buy-Back Programme

•	Q4 revenue up 11%* to $771 million, driven by new product launches

•	Trading profit up 17% to $183 million

•	EPSA** up by 23% to 15.1¢**

•	All businesses performing well;

-	Orthopaedic Reconstruction revenue up 15%, significantly outperforming the market

-	Orthopaedic Trauma and Clinical Therapies revenue further improving to 17% growth

-	Endoscopy revenue up 9% after adjusting for acquisitions

-	Advanced Wound Management revenue up 3%, and up 7% after adjusting for the dilutive effect of DERMAGRAFT®

•	Share buy-back programme announced today of up to $1.5 billion

Full Year Highlights

•	Group revenue up 8%* to $2.8 billion

•	Trading profit at $571 million up 10%

•	EPSA** increased 7% to 45.2¢**

•	Business revenue growths;

-	Orthopaedic Reconstruction up 10%

-	Orthopaedic Trauma and Clinical Therapies up 13%

-	Endoscopy up 9%

-	Advanced Wound Management up 1%, 5% ex DERMAGRAFT®

•	Second interim dividend up 10% to 6.71¢ per share

Commenting on the results for 2006, Sir Christopher O’Donnell, Chief Executive of Smith & Nephew, said:

“All of our businesses have performed well in the fourth quarter and we closed the year strongly. Innovative new products are driving our growth, enabling us to outperform the market, particularly in Orthopaedic Reconstruction, where the US market continued its modest recovery through the second half.

News

Our fundamental strategy for growth in all our businesses, including Advanced Wound Management, remains unchanged; we aim to grow at above market growth rates by continued product and business innovation, and it is our intention to couple this with a major programme to enhance margins going forward. This project is in the advanced planning stage and we will be making a further announcement with our Q1 results when our plans are fully formed. We continue to energetically seek acquisitions. We were disappointed that our discussions with Biomet did not lead to a transaction which we believe would have enhanced shareholder value for Smith & Nephew.

We are announcing today a share buy-back programme of up to $1.5 billion over the next two years which makes our balance sheet more efficient whilst retaining our acquisition capabilities.

We have a strong business going forward with new products providing an excellent platform for continued growth.”

An analyst presentation and conference call to discuss the Company’s fourth quarter results will be held at 1.00pm GMT / 8.00am EST today, Thursday 8 February. This will be broadcast live on the web and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q406. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0)20 7138 0814 in the UK or +1 (718) 354 1158 in the US. Analysts should contact Samantha Hardy on +44 (0)20 7960 2257 or by email at samantha.hardy@smith-nephew.com for conference call details.

*	Unless otherwise specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation and acquisitions. See note 3 for a reconciliation of these measures to results reported under IFRS.

**	EPSA is stated before bid related costs, the fair value adjustment made on hedging the proceeds from the disposal of the joint venture, taxation thereon, amortisation of acquisition intangibles and the gain on the disposal of the joint venture and in 2005 only restructuring and rationalisation costs and taxation thereon. See note 2.

Percentage of new products to revenue is based on products launched within the last three years.

Comparisons are against restated numbers. See note 13.

Enquiries

Investors
Adrian Hennah	+44 (0) 20 7401 7646
Chief Financial Officer
Smith & Nephew

Liz Hewitt	+44 (0) 20 7401 7646
Group Director Corporate Affairs
Smith & Nephew

Media
David Yates	+44 (0) 20 7831 3113
Financial Dynamics – London

Jonathan Birt	+1 (212) 850 5634
Financial Dynamics – New York

Introduction

All four of our businesses made good progress in the fourth quarter. The US reconstructive market has continued to strengthen driven by increased numbers of procedures. Outside the US the picture has been more mixed as a number of countries continue to take action to constrain healthcare spending. Overall, however, market conditions across our businesses continue to be characterised by strong demand for our innovative products which offer both patient and healthcare system benefits.

The creation of the two separate orthopaedic business units at the start of the 2006 is now proving beneficial for customers as well as strengthening our revenue growth. Endoscopy has enjoyed a stronger year by delivering 9% revenue growth for the year. Advanced Wound Management has completed a positive transitional year with a new management team in place and underlying revenue growth accelerating.

During the year we continued to acquire technologies complementary to our businesses with the licensing agreement by Orthopaedic Trauma and Clinical Therapies of DUROLANE® joint fluid therapy and the purchase of OsteoBiologics, Inc (“OBI”) by Endoscopy. We continue to see excellent opportunities, of varying sizes, which fit within our strategy of sustained growth both organically and by acquisition.

We have undertaken an assessment of our medium term capital needs both within the business and for acquisitions. Following this assessment we believe that shareholder value and the efficiency of our balance sheet will be enhanced by returning capital to shareholders. In consequence we are announcing today our intention to undertake a share buy back programme of up to $1.5 billion over the next two years, dependent in particular on the acquisition programme.

Restatements

Prior period comparatives have been restated as set out in Note 13.

Fourth Quarter Results

Revenue in the quarter was $771 million. This represents growth of 15% as reported and underlying growth of 11% after adjusting for movements in currency when compared to the same period last year.

Trading profit in the quarter was $183 million, representing reported growth of 17% and 13% at constant exchange rates. The trading margin of 23.7% was 0.4% above the comparable period last year after inventory write-offs relating to obsolete stock, impacted trading margin by 1.3%.

Orthopaedic Reconstruction increased its margin in the quarter after an additional $4 million inventory cost, equivalent to 1.6% of sales. Trauma and Clinical Therapies’ margins were slightly lower than Q4 last year, largely as a result of the investment in the US sales force. Endoscopy’s margins were significantly lower in the quarter partly due to an extra $5 million inventory expense, equivalent to 2.7% of sales. Advanced Wound Management’s margins increased in the quarter, a clear improvement.

The relatively low tax charge in Q4 reflects the adjustment of the full year effective rate to 27.6% from 29.5%. Attributable profit before fair value loss, amortisation of acquisition intangibles, gain on disposal of joint venture, bid related costs and taxation thereon is $142 million. EPSA was 15.1¢ (75.5¢ per American Depositary Share, “ADS”), which was 22.8% higher than in the prior year.

Orthopaedic Reconstruction

Reconstruction revenues at $251 million grew by 15% compared to the fourth quarter last year, well ahead of the global market which grew by 7%. Our flow of new product introductions contributed to another improved quarter in the US with revenues growing at 16%. Outside the US, despite the continuation of difficult market conditions in Europe, we further improved our growth with a 14% increase through stronger results in a number of European markets and in Japan. New products generated 24% of revenues.

Knee revenue grew at 12% compared to market growth of 8%. The new JOURNEYà Bi-Cruciate Stabilised Knee System introduced earlier in 2006 had a particularly strong quarter and our LEGIONà Revision Knee System continued to make good progress. Within the US, revenue growth increased at the market rate of 10% and outside the US revenues grew by an improved 16%.

Hip revenues grew by an outstanding 19%, a further improvement on the strong third quarter achievement of 11%. Outside the US growth was 15%, and within the US hip revenues accelerated to an exceptional 24%, ahead of the market which grew at 9%. The introduction of the BHRà system in the US is now running ahead of plan with 336 surgeons having been trained to date and US revenues of $16m for the year, exceeding our expectations.

Orthopaedic Trauma and Clinical Therapies

Trauma and Clinical Therapies revenues grew to $141 million in the quarter, an increase of 17% over the same period last year. Growth in the US was 14% and growth outside the US improved to 26%, with particularly strong growth in Europe and Australia. New products generated 38% of revenues.

Fixation product revenues grew in the US by 5% and outside the US by 16%. In the US, in common with the market, external fixator revenues were slow. We had excellent revenues from our new products: TRIGENà INTERTANà nail for femoral fractures and our upper extremity PERI-LOCà Periarticular Locked Plating System.

Clinical Therapies growth accelerated to 33% with a particularly strong quarter from the improved EXOGEN 4000+à low frequency ultrasound bone-healing device which was launched in the second quarter and a high growth rate for SUPARTZ® Joint Fluid Therapy. The integration of the DUROLANE® Single Injection Joint Fluid Therapy into the Smith & Nephew selling and marketing network outside the US has been successful following the worldwide licensing agreement in June with Q-Med AB in Sweden and we continue to work towards pre-market approval of the product in the US.

We have decided that customers of our minimal intervention spinal products, including IDET IntraDiscal ElectroThermal Therapy and discography, are better served by the sales channels and increased resources available in our Clinical Therapies business and the responsibility for this product group has been transferred from our Endoscopy Division with effect from January 2007.

Endoscopy

Endoscopy revenues grew by 9% after adjusting for OBI to $187 million in the quarter; a good performance given the strong 2005 comparator quarter. In the US revenues grew by 4% and outside the US grew strongly by 16%, compared with a year ago. New products accounted for 30% of revenues as a number of new launches were well received in the marketplace.

Repair revenues again grew strongly at an improved 27% supported by the success of shoulder, hip and knee repair product portfolios. The CALAXOà Osteoconductive Interference Screw and the BIORAPTORà Suture Anchor for the hip launched earlier in the year made good contributions to revenues. The integration of OBI, acquired in July 2006, has been completed.

The resection business increased by 5% in the quarter, driven by a new power hand piece and an enhanced range of surgical blades and burrs but Digital Operating Room sales and visualisation revenues declined marginally in the quarter.

Advanced Wound Management

The new management team appointed during 2006 is successfully increasing both the revenue growth rate and margins. Good progress has been made in the US and we expect continued growth from this major market. After a challenging 18 months this performance is a strong and encouraging sign for the future.

Advanced Wound Management revenues grew to $192 million, up 3% relative to the fourth quarter of last year, an increase of 7% after adjusting for DERMAGRAFT® and its related products. Our new US management team has grown US revenues by 10%, after adjusting for DERMAGRAFT. Revenue growth outside the US was 6% reflecting continued tight market conditions, particularly in the UK and Germany. New products accounted for 21% of revenues.

ALLEVYNà dressings increased by 9% with strong revenue growth recorded for the improved versions of ALLEVYN ADHESIVE dressings and ALLEVYN Heel. Wound bed preparation had an excellent quarter with revenues increasing by 19% although increased low price competition continues to restrict growth of ACTICOATà antimicrobial silver dressings.

Full Year Results

Reported revenues increased by 9% to $2,779 million compared to the same period last year, with underlying growth at 8%.

Trading profit for the year was up 10% to $571 million. Trading margin was higher at 20.5%. Interest and other finance income was $16 million. The tax charge of $156 million reflects the effective rate for the year of 27.6%. Attributable profit was $745 million. Adjusted attributable profit of $425 million is before fair value loss, amortisation of acquisition intangibles of $14 million, the gain on the disposal of the joint venture, bid related costs and taxation thereon.

EPSA was 45.2¢ (226¢ per ADS). This was 7% higher than last year, having been negatively impacted by the dilution arising on disposal of our joint venture with BSN and by the loss of net interest income deriving from the dollar/sterling interest rate differences. The total impact on EPSA growth of these one-off items was 7% for the year. Reported basic earnings per share were 79.2¢ (396¢ per ADS). A reconciliation of EPSA to reported earnings per share is provided in note 2 to the accounts.

Operating cash flow, defined as cash generated from operations less capital expenditure, was $284 million. This is a trading profit to cash conversion ratio of 64%, before $26 million of pension payments to reduce pension plan deficits, rationalisation and restructuring expenditure of $21 million, $33 million of settlement payments to patients in respect of macrotexture revisions which are not being reimbursed by insurers and $4 million of bid related costs. This $284 million of cash flow compares with $172 million a year ago.

The financial year 2006 requires us to comply with s404 of the Sarbanes-Oxley Act of 2002 and as a result we have reviewed our accounting treatments. Prior period profits, earnings and balance sheets have been restated for the following items:

1.	a change in the method of calculating the elimination of intra-group profit carried in inventory, the effect of which is to reduce the amount of overhead expense included in inventory valuation;

2.	a re-classification of certain indirect production overhead expenses from Selling, general and administration expenses to Cost of goods sold; and

3.	a change in accounting policy for the recognition of death-in-service benefits liability in the UK pension plan.

The impact of the restatements is shown in Note 13.

Dividend

The second interim dividend has been declared in the amount of 6.71¢ per share, a 10% increase in line with our current dividend policy, and will be paid on 11 May 2007 to shareholders on the register at the close of business on 20 April 2007. On this occasion the dividend will be paid as a sterling equivalent of 3.41 pence per share to all shareholders. Together with the first interim dividend of 4.10¢ (20.5¢ per ADS) this makes a total declared dividend of 10.81¢ per share (54.05¢ per ADS) for the year 2006. Shareholders may participate in the company's dividend reinvestment plan.

Earnings Improvement Programme

At the time of our third quarter results we indicated our intention to increase our focus on margin enhancement through a rigorous and systematic review to identify areas for improvement across our businesses. This Earnings Improvement Programme is now in the advanced planning stage and we expect to make a further announcement with our Quarter 1 results.

Outlook

Global market conditions continue to be favourable driven by underlying demographic trends which continue to create strong demand for our products. We will continue to capitalise on this by focusing on innovative products that create value for health services as well as delivering clinical benefits to patients and we will seek good quality acquisitions which add value to our businesses and to the group as a whole.

New products launched in 2006, together with further launches expected during 2007, give us a strong platform to outperform market growth in 2007 and beyond. The growth rate in Q1 2007 is expected to be lower than that of Q4 2006 and is expected to strengthen thereafter.

We will have a particular focus going forward on the delivery of margin enhancement and we anticipate our Earnings Improvement Programme will have a substantial impact across the business in 2008 and 2009.

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company has 8,800 employees and operates in 33 countries around the world generating annual sales approaching $2.8 billion.

Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

DUROLANE® is a trademark of Q-Med AB.

DERMAGRAFT® is a trademark of Advanced BioHealing Inc.

SUPARTZ® is a Trademark of the Seikagaku Corporation

SMITH & NEPHEW plc

2006 QUARTER FOUR AND FULL YEAR RESULTS

Unaudited Group Income Statement for the 3 months and year ended 31 December 2006

3 Months 2005 A, B	3 Months 2006		Notes	Year Ended 2006	Year Ended 2005 A, B
$m	$m			$m	$m
670	771	Revenue	3	2,779	2,552
(180)	(221)	Cost of goods sold		(769)	(701)
(299)	(336)	Selling, general and administrative expenses		(1,319)	(1,212)
(35)	(31)	Research and development expenses		(120)	(122)

156	183	Trading profit	4	571	517
—	(20)	Bid related costs	5	(20)	—
(40)	—	Restructuring and rationalisation costs	6	—	(84)
(3)	(6)	Amortisation of acquisition intangibles		(14)	(11)

113	157	Operating profit	4	537	422
2	4	Interest receivable		19	27
—	(2)	Interest payable		(9)	(18)
(3)	2	Other finance income/(costs)		6	(5)
2	—	(Loss)/gain on hedge of the sale proceeds of the joint venture		(3)	2

114	161	Profit before taxation		550	428
(34)	(40)	Taxation	8	(156)	(126)

80	121	Profit from continuing operations		394	302
		Discontinued operations:
—	19	Net profit on disposal of the joint venture	9	351	—
7	—	Share of results of the joint venture	9	—	31

87	140	Attributable profit		745	333

		Earnings per share
		Including discontinued operations:
9.3¢	14.9 ¢	Basic		79.2 ¢	35.5 ¢
9.2¢	14.8 ¢	Diluted		78.9 ¢	35.3 ¢
		Continuing operations:
8.5¢	12.9 ¢	Basic		41.9 ¢	32.2 ¢
8.5¢	12.8 ¢	Diluted		41.7 ¢	32.0 ¢

A As restated for the change in reporting currency from Sterling to US Dollars on 1 January 2006 – see Note 1.

B As restated – see Note 13.

Unaudited Group Statement of Recognised Income & Expense for the 3 months and year ended 31 December 2006

3 Months 2005 A, B	3 Months 2006		Year ended 2006	Year ended 2005 A, B
$m	$m		$m	$m
(32)	16	Translation differences	59	(135)
—	—	Cumulative translation adjustment on disposal of the joint venture	(14)	—
—	(1)	(Losses)/gains on cash flow hedges	(4)	16
(11)	(10)	Actuarial gains/(losses) on defined benefit pension plans	30	(14)
2	2	Taxation on items taken directly to equity	(11)	3

(41)	7	Net income/(expense) recognised directly in equity	60	(130)
87	140	Attributable profit	745	333

46	147	Total recognised income and expense	805	203

SMITH & NEPHEW plc

2006 QUARTER FOUR AND FULL YEAR RESULTS continued

Unaudited Group Balance Sheet as at 31 December 2006

	Notes	2006	2005 A, B
		$m	$m
ASSETS
Non-current assets
Property, plant and equipment		635	589
Intangible assets		831	673
Investments		10	10
Deferred tax assets		110	148

		1,586	1,420
Current assets
Inventories		619	557
Trade and other receivables		680	620
Current asset derivatives		—	10
Cash and bank		346	151

		1,645	1,338
Held for sale – investment in joint venture		—	218

TOTAL ASSETS		3,231	2,976

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital		189	203
Share premium account		329	299
Own shares		(1)	(4)
Accumulated profits and other reserves		1,657	937

Total equity	11	2,174	1,435

Non-current liabilities
Long-term borrowings		15	211
Retirement benefit obligation		154	206
Other payables due after one year		3	16
Provisions – due after one year		34	48
Deferred tax liabilities		35	48

		241	529

Current liabilities
Bank overdrafts and loans due within one year		119	227
Trade and other payables		419	452
Provisions – due within one year		49	91
Current liability derivatives		2	29
Current tax payable		227	213

		816	1,012

Total liabilities		1,057	1,541

TOTAL EQUITY AND LIABILITIES		3,231	2,976

A	As restated for the change in reporting currency from Sterling to US Dollars on 1 January – see Note 1.
B	As restated – see Note 13.

SMITH & NEPHEW plc

2006 QUARTER FOUR AND FULL YEAR RESULTS continued

Unaudited Condensed Group Cash Flow Statement for the 3 months and year ended 31 December 2006

3 Months 2005 A, B	3 Months 2006		Year Ended 2006	Year Ended 2005 A, B
$m	$m		$m	$m
		Net cash inflow from operating activities
114	161	Profit before taxation	550	428
(2)	(2)	Less: Net interest receivable	(10)	(9)
38	48	Depreciation, amortisation and impairment	169	180
2	1	Share based payment expense	14	13
(71)	(32)	Movement in working capital and provisions C	(217)	(240)

81	176	Cash generated from operations	506	372
2	2	Net interest received	10	9
(33)	(48)	Income taxes paid	(144)	(112)

50	130	Net cash inflow from operating activities	372	269

		Cash flows from investing activities
(7)	(3)	Acquisitions (net of Loan Notes issued of $15 million in 2006)	(85)	(25)
—	—	Cash acquired with acquisition	2	—
—	(4)	Disposal of joint venture D	537	—
13	—	Dividends received from the joint venture D	—	25
(47)	(37)	Capital expenditure	(222)	(200)

(41)	(44)	Net cash used in investing activities	232	(200)

9	86	Cash flows before financing activities	604	69

		Cash flows from financing activities
8	8	Proceeds from issue of ordinary share capital	16	19
(35)	(39)	Equity dividends paid	(96)	(91)
42	(18)	Cash movements in borrowings	(293)	34
1	(5)	Settlement of currency swaps	(10)	(4)

16	(54)	Net cash used in financing activities	(383)	(42)

25	32	Net increase in cash and cash equivalents	221	27
41	257	Cash and cash equivalents at beginning of period	65	44
(1)	2	Exchange adjustments	5	(6)

65	291	Cash and cash equivalents at end of period E	291	65

A	As restated for the change in reporting currency from Sterling to US Dollars on 1 January – see Note 1.
B	As restated – see Note 13.
C

After $33 million (2005 – $47 million) unreimbursed by insurers relating to macrotextured knee revisions, $4 million (2005 – nil) of bid related costs, $21 million (2005 – $7 million) of outgoings on restructuring, rationalisation and acquisition integration costs and $26 million of pension funding in excess of current service cost (2005 – $86 million of special pension contributions).

D	Discontinued operations accounted for $537 million (2005 – $25 million) of net cash flow from investing activities.
E	Cash and cash equivalents at the end of the period are net of overdrafts of $55 million (2005 – $86 million).

SMITH & NEPHEW plc

2006 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

1.	Except as detailed below and in Note 13, the financial information for the three months and year has been prepared on the basis of the accounting policies set out in the full annual accounts of the Group for the year ended 31 December 2005.

As the Group’s principal assets and operations are in the US and the majority of its operations are conducted in US Dollars, the Group changed its reporting currency from Pounds Sterling to US Dollars with effect from 1 January 2006. This lowers the Group’s exposure to currency translation risk on its revenue, profits and equity. The Company redenominated its share capital into US Dollars on 23 January 2006 and will retain distributable reserves and declare dividends in US Dollars. Consequently, its functional currency became the US Dollar. Financial information for prior periods has been restated from Pounds Sterling into US Dollars in accordance with IAS 21.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2005, which have been delivered to the Registrar of Companies. The financial information for the year ended 31 December 2006 has been extracted from the Group’s unaudited financial statements which will be delivered to the Registrar of Companies in due course.

2.	In order to provide a trend measure of underlying performance, attributable profit is adjusted to exclude items which management consider may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain trends as they are exceptional in nature or derive from specific accounting treatments.

Adjusted earnings per share (“EPSA”) has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 941 million (2005 – 938 million). The diluted weighted average number of ordinary shares in issue is 944 million (2005 – 943 million).

3 Months 2005	3 Months 2006			Year Ended 2006		Year Ended 2005
$m	$m			$m		$m
87	140		Attributable profit	745		333
			Adjustments:
3	6		Amortisation of acquisition intangibles	14		11
—	20		Bid related costs	20		—
40	—		Restructuring and rationalisation costs	—		84
—	(19)		Net profit on disposal of the joint venture	(351)		—
(2)	—		Loss/(gain) on hedge of the sale proceeds of the joint venture	3		(2)
(12)	(5)		Taxation on excluded items	(6)		(29)

116	142		Adjusted attributable profit	425		397

12.3¢	15.1	¢	Adjusted earnings per share	45.2	¢	42.3	¢
12.3¢	15.0	¢	Adjusted diluted earnings per share	45.0	¢	42.1	¢

SMITH & NEPHEW plc

2006 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

3.	Revenue by segment for the three months and year to 31 December 2006 was as follows:

3 Months 2005	3 Months 2006		Year Ended 2006	Year Ended 2005	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	Year
		Revenue by business segment
213	251	Reconstruction	919	829	15	10
119	141	Trauma and Clinical Therapies	497	438	17	13
164	187	Endoscopy	665	606	9	9
174	192	Advanced Wound Management	698	679	3	1

670	771		2,779	2,552	11	8

		Revenue by geographic market
339	374	United States	1,365	1,259	10	8
203	243	Europe F	867	800	9	6
128	154	Africa, Asia, Australasia & Other America	547	493	18	12

670	771		2,779	2,552	11	8

F Includes United Kingdom twelve months revenue of $255 million (2005 – $238 million) and three months revenue of $72 million (2005 - $60 million).

The Orthopaedics segment, that was reported in the full annual accounts of the Group for the year ended 31 December 2005, has been split into two segments: Reconstruction and Trauma and Clinical Therapies.

Underlying revenue growth is calculated by eliminating the effects of translational currency and acquisitions. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Acquisitions effect	Underlying growth in revenue
	%	%	%	%
Year
Reconstruction	11	(1)	—	10
Trauma and Clinical Therapies	13	—	—	13
Endoscopy	10	(1)	—	9
Advanced Wound Management	3	(2)	—	1

	9	(1)	—	8

3 Months
Reconstruction	18	(3)	—	15
Trauma and Clinical Therapies	18	(1)	—	17
Endoscopy	14	(4)	(1)	9
Advanced Wound Management	10	(7)	—	3

	15	(4)	—	11

SMITH & NEPHEW plc

2006 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

4.	Trading and operating profit by segment for the three months and year to 31 December 2006 was as follows:

3 Months 2005	3 Months 2006		Year Ended 2006	Year Ended 2005
$m	$m		$m	$m
		Trading Profit by business segment
54	69	Reconstruction	233	206
29	34	Trauma and Clinical Therapies	101	90
41	40	Endoscopy	123	125
32	40	Advanced Wound Management	114	96

156	183		571	517

		Operating Profit by business segment
51	43	Reconstruction	200	196
29	34	Trauma and Clinical Therapies	101	90
41	40	Endoscopy	122	108
(8)	40	Advanced Wound Management	114	28

113	157		537	422

5.	In 2006, $20 million was incurred in relation to the failed bid to purchase Biomet Inc. This has been allocated in operating profit to the Reconstruction business segment.

6.

Restructuring and rationalisation costs in 2005 comprise a charge against Advanced Wound Management of $68 million relating to the decision to exit DERMAGRAFT® and related products and $16 million for the rationalisation of Endoscopy manufacturing facilities.

7.	The cumulative number of revisions of the macrotextured knee product was 999 on 31 December 2006 compared with 987 at the end of Quarter Three 2006. This represents 34% of the total implanted. Settlements with patients have been achieved in respect of 923 revisions (Quarter Three 2006 – 888 settlements). Costs of $112 million are in dispute with insurers and are provided for in full. $42 million of provision remains to cover future settlement costs.

8.	Taxation of $162 million (2005 – $155 million) for the year on the profit before restructuring and rationalisation costs, bid related costs, amortisation of acquisition intangibles, the loss on hedge of the sale proceeds of the joint venture and discontinued operations is at the full year effective rate of 27.6% (2005 – 29.8%). In 2006, a taxation benefit of $6 million arose on the bid related costs (2005—$29 million on the restructuring and rationalisation costs). Of the $156 million (2005 – $126 million) taxation charge for the year $131 million (2005 – $101 million) relates to overseas taxation.

9.	On 23 February 2006 the Group sold its 50% interest in the BSN joint venture for cash consideration of $562 million. The net profit of $351 million on the disposal of the joint venture is after a credit of $14 million for cumulative translation adjustments, $27 million of transaction costs, provision for indemnity of $3 million and release of taxation provisions of $23 million. In 2005 the share of results of the joint venture is after interest payable of $2 million and taxation of $11 million in the nine months to 1 October 2005 and a dividend in Quarter Four 2005 of $7 million. The Group’s discontinued operations earnings per share for the year is: basic 37.3¢ (2005 – 3.3¢) and diluted 37.2¢ (2005 – 3.3¢).

10.	The 2006 first interim dividend of $39 million being 4.10 US cents per ordinary share was paid on 10 November 2006. A second interim dividend for 2006 of 6.71 US cents per ordinary share has been declared by the Board and will be payable on 11 May 2007 to shareholders whose names appear on the register at the close of business on 20 April 2007. All shareholders will receive the Sterling equivalent of 3.41 pence per ordinary share. Shareholders may participate in the dividend re-investment plan.

SMITH & NEPHEW plc

2006 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

11.	The movement in total equity for the year was as follows:

	2006	2005
	$m	$m
Opening equity as at 1 January	1,435	1,291
Attributable profit	745	333
Equity dividends paid	(96)	(91)
Exchange adjustments	45	(135)
(Losses)/gains on cash flow hedges	(4)	16
Actuarial gains/(losses) on defined benefit pension plans	30	(14)
Share based payment recognised in the income statement	14	13
Taxation on items taken directly to equity	(11)	3
Issue of ordinary share capital	16	19

Closing equity	2,174	1,435

12.	Net cash/(net debt) as at 31 December 2006 comprises:

	2006	2005
	$m	$m
Cash and bank	346	151
Long-term borrowings	(15)	(211)
Bank overdrafts and loans due within one year	(119)	(227)
Net currency swap liabilities	(2)	(19)

	210	(306)

The movements in the year were as follows:

Opening net debt as at 1 January	(306)	(232)
Cash flows before financing activities	604	69
Loan Notes issued on acquisition	(15)	—
Proceeds from issue of ordinary share capital	16	19
Equity dividends paid	(96)	(91)
Exchange adjustments	7	(71)

Closing net cash/(net debt)	210	(306)

SMITH & NEPHEW plc

2006 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

13.	The prior year Income Statements and Balance Sheets have been restated for the following items:

a)	A change in the method of calculating the elimination of intra-group profit carried in inventory, the effect of which is to reduce the amount of overhead expense included in inventory valuation. The impact of correcting this error is to reduce inventory at 31 December 2005 by $53 million and trading profit for the year ended 31 December 2005 by $9 million.

b)	A reclassification of certain indirect production overhead expenses from Selling, general and administration expenses to Cost of goods sold. There is no effect on inventory or trading profit. In the year ended 31 December 2005 cost of goods sold is increased by $37 million and selling, general and administrative expenses is reduced accordingly.

c)	A change in accounting policy for the recognition of the death-in-service benefits liability in the UK pension plan. Under IFRS alternative treatments are permissable and a liability has been recorded in order to bring the IFRS accounting policy into line with US GAAP and thereby eliminate a reconciling item. There is an immaterial impact on trading profit and finance income in the year ended 31 December 2005 and an increase of $16 million in Retirement benefit obligation at 31 December 2005.

A summary of the restatement to the 2005 full year and Quarter Four 2005 is as follows:

	3 Months 2005	Year Ended 2005
	($ m, except per share values)
Group Income Statement
(Increase) in Cost of goods sold	(9)	(46)
Decrease in Selling, general and administrative expenses	9	37

(Decrease) in Trading profit	—	(9)
Decrease in Taxation	—	3

(Decrease) in Attributable profit	—	(6)

Group Statement of Recognised Income and Expense
Decrease in Actuarial losses on defined benefit plans	—	4
Increase in Translation differences	—	3
(Decrease) in Taxation on items taken directly to equity	—	(1)
(Decrease) in Attributable profit	—	(6)

Increase in Total recognised income and expense	—	—

Earnings per Ordinary Share
Including discontinued operations:
Basic	—	(0.6 ¢)
Diluted	—	(0.6 ¢)
Continuing operations:
Basic	—	(0.6 ¢)
Diluted	—	(0.6 ¢)

Group Balance Sheet
(Decrease) in Inventories	(53)	(53)
(Increase) in Retirement benefit obligation	(16)	(16)
Increase in Deferred tax assets	17	17
Decrease in Deferred tax liabilities	5	5

(Decrease) in Equity	(47)	(47)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc (Registrant)

Date: February 8, 2007	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary